SOPHEON PLC

RESULTS AND BUSINESS REVIEW FOR THE 6 MONTHS TO 30 JUNE
2002

Sopheon plc ("Sopheon"), the international provider of software-based solutions and services for knowledge intensive applications announces its unaudited interim results for the six months ended 30 June 2002.

HIGHLIGHTS :

*	Turnover	:	#6.5m (2001 : #6.1m).
LBITDA 	:	#5.3m (2001 : #5.7m).
Period end cash of #7.1m.
*	Seventy-seven new contracts and eighty-five percent
retention rate for the Information Management division.
*	Four new Accolade orders, two extensions and four pilots
signed.
*	Integration of Accolade and Organik completed.
*	Further cementing of Sopheon's market profile with the
company and its offerings referenced or profiled in twenty three business analyst reports, in addition to over two hundred and fifty instances of media coverage year to date.

Sopheon's Chairman, Barry Mence said :

"Even though market conditions have been the most difficult since the foundation of Sopheon, we have been encouraged by increased new pilot and licence sales of Accolade and continued new business wins in our Information Management division. We will continue to focus on developing the substantial potential these complementary business units offer whilst maintaining a tight control on costs. Our pipeline of prospective business for both units remains healthy and even though we plan with the expectations of similar market conditions, we are well placed to capitalise upon the opportunities any upturn might offer. This, coupled with increasing validation of our strategy from the business analyst community, gives us continued confidence in the future prospects of the Group."


FOR FURTHER INFORMATION CONTACT:

Barry Mence, Chairman
Sopheon plc
Tel : + 44 (0) 1483-
883000
Arif Karimjee, CFO
Sopheon plc
Tel : + 44 (0) 1483-
883000
Steve Liebmann
Buchanan Communications
Tel : + 44 (0) 20-
7466-5000
Barbara Jansen
Citigate First Financial
Tel : + 31 (0) 205-
754-080

About Sopheon

Sopheon (LSE:SPE) is an international provider of software and services that enable organizations to more efficiently access internal and external information and turn it into the knowledge to compete. Sopheon serves nearly half of the technology-driven companies on the Fortune 500, providing process-specific software applications that are pre-loaded with specialized content and access to human expertise. They include the Web-enabled Sopheon Accolade(r) product development system, the award-winning Teltech.com(r) Web-based research portal for technical and business professionals, and Organik(r) expertise-sharing software. Sopheon's European headquarters are in Guildford in the U.K., and its U.S. headquarters are in Minneapolis. The company also has operating bases in Germany, the Netherlands and Scotland. Sopheon is listed on the Alternative Investment Market of the London Stock Exchange and on Euronext in the Netherlands. For more information, please visit www.sopheon.com.



CHAIRMAN'S STATEMENT


OVERVIEW

Consolidated revenues for the period totalled #6.5 million (2001 : #6.1 million). The economic environment has remained challenging throughout the period, however we have continued to invest time, energy and resources into building on our leading position in the market for solutions which address the information and management needs of the research and development community. The EBITDA loss was #5.3 million for the period (2001 : #5.7 million) and gross cash resources were approximately #7.1 million at 30 June.


MARKET POSITIONING

CEO's participating in a June survey by PricewaterhouseCoopers ranked product development second in importance only to innovation as a source of competitive advantage. Recent research from IT advisory firm AMR Research noted that "the most interesting phenomenon seen in the product lifecycle management (PLM) market in 2001 was the dawning awareness among vertical industry markets that product development is a vital business process and that information technology can help." Advisory firm CIMdata released research findings in April that forecast overall PLM investments to continue growing at a strong pace over the next five years. The firm predicted that the portion of the PLM market that encompasses product development, will exceed $4.8 billion globally in 2002 and increase at a compound annual growth rate of 25% through 2006.

Sopheon has positioned itself and is increasingly viewed as a leading supplier of product development solutions. Since the beginning of the year, the company and its offerings have been referenced or profiled in twenty-three reports from firms such as Gartner, Giga, META Group, IDC and AMR Research that advise end-users on which products they should use and with which suppliers they should do business. In another measure of Sopheon's expanding market presence, in the year-to-date there have been more than 250 instances of media coverage related to Sopheon and its process solutions by publications ranging from Business 2.0, InformationWeek and R&D to Food Engineering, Chemical Market Reporter and Machine Design.


INFORMATION MANAGEMENT

Our IM (Information Management) division focused on content and analytical services, continued to deliver business both from recurring contracts and from new customer wins, contributing 74% of our total revenue mix. As predicted, it has been and remains a challenging time for our IM operations in both Germany and North America and this has put pressure both on revenues and on gross margins. Nevertheless, a total of 77 new contract wins were signed during the period. Examples of new assignments include business with Intervet, Drukker and 3M. In addition, 81 extensions were signed to existing annual subscription based customer contracts in North America resulting in an average retention rate of 85%, recovering from a fall in renewal values during the bleak environment in the final quarter of 2001, which had left a difficult legacy for the start of the current year. Furthermore, the IM business is developing new routes to market by packaging its services around strategic business processes such as product development and intellectual property management, leading to new assignments with companies such as Bausch & Lomb, Polaroid and Hoffmann-LaRoche.




BUSINESS PROCESS SOLUTIONS

The BPS (Business Process Solutions) division focused on software applications, continued to develop well with over 50% of this business during the first half of 2002 generated around Sopheon's packaged products, compared to under 20% in the equivalent 2001 period, when we announced the launch of Accolade. During the period we announced several Accolade successes: Glatfelter, Acist Medical Systems, Sappi Fine Paper, and an international materials business that cannot be identified because of confidentiality constraints. Two agreements were also signed with existing clients to extend usage of Accolade within their organisation.

In addition to these full licenses, four organisations have made commitments for a commercial assessment or pilot exercise. While initially of relatively low value, if successful, such arrangements are expected to lead to full implementations in due course. A typical pilot period would be between 60 and 90 days. Coupled with the industry analyst comment referred to earlier and the remarkable levels of interest in our marketing programs - over 2,000 leads generated and over 580 attendees at our seminars and webinars
- these pilot orders emphasize that Accolade is in a meaningful market space where businesses are prepared to invest, but in tune with the current environment, they tread carefully and look for persuasive return on investment before making a substantial financial commitment. The board continues to believe that Accolade addresses this criterion, and that an objective of reaching a total of approximately 30 commitments by year-end is not unrealistic.

A new release of Accolade is imminent and the integration of Organik? with our Accolade and IM offerings has just been completed. We believe this delivers the industry's first business process management solution that enables access to internal and external experts as well as published information sources.

Elsewhere, in line with our announced strategy, contribution from bespoke work continues to decline while remaining an area where customers rely on our skills and experience.


COST BASE

Our investment in marketing, sales and product development has remained high during the first half of the year, producing the marketing results and new developments referred to above. Nevertheless, we have continued to actively monitor and control costs after the sharp reduction in the cost base which followed our acquisition of Orbital, with further actions having been taken in recent months.


OUTLOOK

With Sopheon's software products showing increasing capability and stature following a major development effort, coupled with a highly promising market opportunity there is, in the view of the Board, real potential for revenue growth and further cost efficiencies. The significant IM revenue base includes a large number of established recurring contracts, providing critical mass and stability to the group's business infrastructure. Whilst markets remain cautious on both sides of the Atlantic and conversion of opportunities remains difficult, the strength of our sales and marketing funnels, both in number and value, remains encouraging notwithstanding the slow speed of conversion. The Board will continue to nurture this potential but will couple it with a continuous focus on cost control, with adjustments to the operating plan being made as appropriate. Going into 2003, we remain mindful of the importance of achieving positive cash flow generation and maintaining sufficient cash resources, as well as Sopheon's strategic objective of becoming a leading international provider of software and services within the research and development communities of major corporations.

Barry Mence
28 August 2002
CHAIRMAN







GROUP PROFIT AND LOSS ACCOUNT FOR THE 6 MONTHS TO 30 JUNE 2002
(UNAUDITED)


	6 months

	6 months

	6 months

	to 30
June

	to 30
June

	to 30
June

	2002

	2001

	2000

	#'000

	#'000

	#'000






Turnover
6,511

6,068

3,098
Cost of sales
(4,797)

(4,272)

(1,922)






Gross profit
1,714

1,796

1,176
Administrative, research and
development and distribution
expenses

(7,717)


(8,323)


(3,583)






Operating loss before
amortisation of goodwill

(6,003)


(6,527)


(2,407)
Amortisation of goodwill
(2,961)

(6,140)

(1,414)






Operating loss
(8,964)

(12,667)

(3,821)
Bank interest receivable
168

186

513
Interest payable and similar
charges
(165)

(84)

(79)






Loss on ordinary activities
before and after taxation

(8,961)


(12,565)


(3,387)






Loss per share- basic and
diluted
(10.9p)

(32.5p)

(9.9p)






Loss on an EBITDA basis
(5,318)

(5,667)

(2,407)



STATEMENT OF RECOGNISED GAINS AND LOSSES
(UNAUDITED)


	6 months

	6 months

	6 months

	to 30
June

	to 30
June

	to 30
June

	2002

	2001

	2000

	#'000

	#'000

	#'000






Loss for the financial period
(8,961)

(12,565)

(3,387)
Exchange difference on
retranslation of net assets of
subsidiary undertakings

147


16


59






Total  gains and losses
recognised relating to the
period and since annual report

(8,814)


(12,549)


(3,328)



GROUP BALANCE SHEET AS AT 30 JUNE 2002
(UNAUDITED)


	As at

	As at

	As at

	30 June

	31 Dec

	30 June

	2002

	2001

	2001

	#'000

	#'000

	#'000
Fixed assets





Goodwill and investments
7,909

10,893

24,669
Tangible assets
1,544

2,159

2,383

9,453

13,052

27,052
Current assets





Debtors
3,537

3,592

3,020
Cash and short term deposits
7,093

13,344

8,074

10,630

16,936

11,094






Creditors: falling due within
one year
7,451

8,584

6,869






Net current assets
3,179

8,352

4,225






Total assets less current
liabilities
12,632

21,404

31,277






Creditors: falling due after
more than one year
3,049

3,039

3,034







9,583

18,365

28,243
Capital and reserves





Called up share capital
4,141

4,116

4,990
Shares to be issued
465

465

1,084
Share premium account and
merger reserve
63,763

63,756

53,128
Other reserve
5,455

5,455

2,417
Profit and loss account
(64,241)

(55,427)

(33,376)






Shareholders' funds (all equity
interests)
9,583

18,365

28,243







STATEMENT OF CASH FLOWS FOR THE 6 MONTHS TO 30 JUNE 2002
(UNAUDITED)


	6 months

	6 months

	to 30
June

	to 30
June

	2002

	2001

	#'000

	#'000




Net cash outflow from operating activities
(6,341)

(5,621)




Return on investment and servicing of finance
3

102
Capital expenditure and financial investment
(46)

(269)
Cash acquired with subsidiary company
-

1,828
Management of liquid resources
5,708

2,058
Financing
(4)

4,090




(Decrease) / Increase in cash excluding short
term deposits
(680)

2,188
(Decrease) / increase in short term deposits
(5,708)

(2,058)




(Decrease) / Increase in cash including short
term deposits
(6,388)

130




NOTES

Basis of preparation of interim financial information
The interim financial information has been prepared on the basis of accounting policies set out in the group's statutory accounts for the year ended 31 December 2001.

Earnings per share
The calculation of basic loss per ordinary share is based on a loss of #8,961,000 (2001: #12,565,000 and 2000: #3,387,000)
and 82,501,632 (2001: 38,687,059 and 2000: 34,097,689)
ordinary shares, being the weighted average number of ordinary shares in issue during the period. The effect of all potential ordinary shares is anti-dilutive in 2000, 2001 and 2002.

LBITDA
LBITDA represents loss before interest, tax, depreciation and amortisation and also excludes non-recurring equity-based costs incurred in connection with acquisitions.

Interim Report
This Interim Report is available from Sopheon's registered office at Stirling House, Surrey Research Park, Guildford,
Surrey GU2 7RF and from the Company's website:
www.sopheon.com.

Financial information
The financial information set out above does not constitute the Company's statutory accounts as defined in section 240 of the UK Companies Act 1985 and is unaudited. Statutory accounts for the years ended 31 December 2000 and 2001 have been delivered to the registrar of companies and an unqualified audit opinion was issued thereon.

Cautionary Statement
Sopheon has made forward-looking statements in this press release, including but not limited to statements about the benefits of our products and services; our acquisitions; financial results; product development plans and achievements; the potential benefits of business relationships with third parties and business strategies. These statements about future events are subject to risks and uncertainties that could cause Sopheon's actual results to differ materially from those that might be inferred from the forward-looking statements. Sopheon can make no assurance that any forward-looking statements will prove correct. Descriptions of some of the key risk factors that could negatively affect Sopheon's future performance are contained in Sopheon's Form 20 - F Annual Report, on file with the U.S. Securities and Exchange Commission.
Sopheon  - Interim Results 2002 / page 10